Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 28, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 28, 2005, entitled "Statoil acquires Deepwater Gulf of Mexico assets".

Statoil acquires Deepwater Gulf of Mexico assets

Statoil (OSE:STL, NYSE:STO)and affiliates of EnCana Corporation have today signed an agreement whereby Statoil will acquire EnCana’s entire Deepwater US Gulf of Mexico portfolio. For this, Statoil will pay EnCana US $2.0 billion.

The portfolio is comprised of a number of high quality discoveries and exploration opportunities, with the potential to deliver 30,000 net barrels oil equivalent per day by 2008/9, increasing to more than 100,000 net barrels after 2012. The acquired properties contain expected discovered resources of 334 million net barrels oil equivalent, and expected total resources in excess of 500 million net barrels.

This transaction makes the Gulf of Mexico a core area for Statoil, and expands its global deepwater position. The new acreage acquired provides significant additional medium and long-term growth for Statoil, and builds upon last year’s entry and drilling success in the region. It also positions the company well for future license opportunities.

"The EnCana Portfolio provides us with a quality set of development options that plays to Statoil’s strategy and core competencies. The transaction is consistent with our overall growth strategy. The Gulf of Mexico has recently delivered several world class discoveries, and there is a significant remaining potential. We have the skills, experience and technologies that will contributez to efficient development of these complex deepwater projects and add value to the partnerships," said Helge Lund, Statoil CEO. "We are delighted by the huge resource and growth potential that this portfolio provides, and have evaluated the deal using robust assumptions that build a strong platform for creating value for Statoil and our shareholders."

"This acquisition creates a new international core area for Statoil. It gives us the opportunity to utilize and further build on our capabilities in exploration, reservoir management and subsea technology. US production, with its attractive fiscal regime and stable political environment, provides an attractive balance to our overall international portfolio," said Peter Mellbye, Head of International Exploration and Production.

The portfolio comprises an average 40% working interest in 239 gross blocks, covering 1.4 million acres (5665 Km2). The core of the portfolio is the Tahiti development and the Tonga, Fox, Jack, St Malo and Sturgis discoveries.

Statoil will hold a 25% interest in the ChevronTexaco operated Tahiti development, which is planned to deliver first oil in 2008. A number of nearby highgraded prospects represent future tieback options to the Tahiti facility.

Jack (25%) and St.Malo (6.25%) lie in the Walker Ridge Area. A production test is planned for 2006 and first oil is expected in 2013. Sturgis (25%) lies in the Atwater Valley Area and appraisal drilling is planned this year. Clustered with other prospects, a Tahiti type development is possible with first oil estimated after 2011.

The sale is expected to close on or before June 1, 2005 and is subject to normal closing conditions.

SIGNATURES

Further information from:

Statoil - Public affairs
Public affairs manager, Kai Nielsen, +47 97 04 13 32 (mobile)

Statoil - Investor relations:
Mari Thjømøe, senior vice president investor relations, tel: +47 90 77 78 24 (mobile), +47 51 99 77 90 (office)

STATOIL ASA (Registrant)
Dated: April 28, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer